                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                               PNM RESOURCES, INC.


          PNM Resources, Inc. ("PNM Resources") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

          PNM Resources is a holding company organized under the laws of the State of New Mexico. Upon the completion of a one-for-one share exchange between Public Service Company of New Mexico, a New Mexico corporation ("PNM"), and PNM Resources on December 31, 2001, PNM Resources became the parent of PNM. PNM is a public utility company as defined under Section 2(a)(5) of the Act. PNM Resources is also the parent of certain non-utility subsidiaries, most of which were formerly owned, directly or indirectly, by PNM, as identified in the table below. PNM Resources has its principal offices at Alvarado Square, Albuquerque, New Mexico 87158.


                               ACTIVE SUBSIDIARIES

                                       PNM

          PNM Resources owns all of the issued and outstanding voting securities of PNM, a public utility incorporated in 1917 under the laws of the State of New Mexico with principal offices at Alvarado Square, Albuquerque, New Mexico 87158. PNM is a public utility primarily engaged in the generation, transmission, distribution and sale of electricity and the transmission, distribution and sale of natural gas.

          The total population of the area served by one or more of PNM's utility services is estimated to be approximately 1.3 million, of which some 57% live in the greater Albuquerque area.

                                     Avistar

          PNM Resources owns all of the issued and outstanding voting securities of Avistar, Inc., a New Mexico corporation ("Avistar"). Avistar's principal offices are at Alvarado Square, Albuquerque, New Mexico, 87158. Avistar is currently engaged in certain non-utility businesses. Avistar has an investment in Nth Power Technologies, a venture capital firm focused on high growth opportunities arising from restructuring of the global energy marketplace. Nth Power Technologies has invested in a broad range of companies that include distributed generation and storage, communications, control and information technology, end-use products, power quality, transmission and distribution automation, and outsourcing and business services.

                   Eastern Interconnect Project Lease Interest

          On December 20, 2002, PNM Resources acquired the beneficial ownership of the trust which relates to one of the two leases of a transmission line connecting the PNM system with the Texas electrical grid to the east. This is a common law trust which holds legal title to the leased 60% interest, a trust with no outstanding securities of any sort and no officers, directors or persons performing similar executive or management functions. PNM Resources paid $6.75 million in cash and assumed $26 million in long-term debt to acquire the beneficial ownership of the trust which relates to a lease of a majority of the Eastern Interconnection Project ("EIP") line. PNM operates the line under the terms of the lease agreement. PNM Resources reports the $26 million of debt on its balance sheet, and PNM reports the present value of the remaining 40% interest of the EIP operating lease as off balance sheet debt. Acquiring the beneficial ownership will allow PNM to buy back legal title to 60% of the EIP, retire the underlying bonds, reducing net lease payments and the amount of the company's off-balance sheet debt, and collapse the lease in the second quarter of 2003. The 216-mile-long EIP runs from near Albuquerque to the Texas-New Mexico border. The 345-kilovolt line has a capacity of 200 megawatts.

                            EIP Refunding Corporation

          On February 24, 2003, PNM Resources acquired 100% of the outstanding common stock of EIP Refunding Corporation for $1,000. EIP Refunding Corporation is a special purpose corporation authorized to hold notes receivable from two trusts and issue publicly traded bonds in a corresponding amount. PNM Resources acquired EIP Refunding Corporation to effectuate the retirement of the EIP Secured Facility Bonds.

                              INACTIVE SUBSIDIARIES

                        Direct and Indirect Subsidiaries
                Related to PNM's Previous Diversification Efforts

                               PLACE OF
                           INCORPORATION OR
       NAME                  ORGANIZATION                   ADDITIONAL INFORMATION
       ----                ----------------                 ----------------------
Meadows Resources,             New Mexico             Wholly owned subsidiary of PNM;
Inc. (Meadows)                                        formerly developed and conducted
                                                      activities unrelated to utility operations.

Bellamah Associates            New Mexico             Subsidiary of Meadows. Limited
Ltd. (BAL)                                            Partnership with BIL. General
                                                      partnership with BCD, BHL, and Meadows.

Bellamah Community             New Mexico             Subsidiary of Meadows. A general
Development (BCD)                                     partnership among BAL, BHL, and
                                                      Meadows.

Bellamah Holding               New Mexico             Subsidiary of Meadows. Limited
Company (BHC)                                         partnership with BIL.

Bellamah Holding               New Mexico             Subsidiary of Meadows. General
Ltd. (BHL)                                            partnership with BAL, BCD, and
                                                      Meadows.

Bellamah Investors             New Mexico             Subsidiary of Meadows. Limited
Ltd. (BIL)                                            Partnership with BAL and BHC.

Republic Holding               Delaware               Subsidiary of Meadows.
Company (RHC)

Sunbelt Mining                 New Mexico             Wholly owned subsidiary of PNM
Company, Inc.                                         Resources; formerly, among other
                                                      things, acquired, developed, and
                                                      marketed coal.

                               Direct Subsidiaries
        Related to PNM's Previous Gas Gathering and Processing Businesses

                                PLACE OF
                           INCORPORATION OR                 ADDITIONAL INFORMATION
       NAME                  ORGANIZATION                        (IF NEEDED)
       ----                ----------------                 ----------------------
Sunterra Gas                  New Mexico              Subsidiary of PNM Resources. Primary
Gathering Company                                     activities, prior to the June 30, 1995
                                                      closing date on which gas gathering and
                                                      processing assets were sold, were to
                                                      gather and deliver natural gas to
                                                      interstate and intrastate pipelines and
                                                      to sell natural gas to PNM Gas Services.

Sunterra Gas                  New Mexico              Subsidiary of PNM Resources. Primary
Processing Company                                    activity, prior to the June 30, 1995
                                                      closing date on which gas gathering
                                                      and processing assets were sold, was to
                                                      process natural gas.

                        Direct and Indirect Subsidiaries
                            Related to Restructuring

                               PLACE OF
                           INCORPORATION OR                 ADDITIONAL INFORMATION
       NAME                  ORGANIZATION                        (IF NEEDED)
       ----                ----------------                 ----------------------
PNM Electric and              New Mexico              Shell subsidiary of PNM Resources
Gas Services                                          formed with an initial equity capital of
                                                      $1000; created as part of PNM's plan
                                                      to comply with the New Mexico
                                                      Electric Utility Industry Restructuring
                                                      Act of 1999.

Manzano Energy                 New Mexico             Shell subsidiary of Avistar formed with
Corporation                                           equity capital of $100 to hold the name
                                                      "Manzano Energy Corporation."

                             Indirect Subsidiaries
                     Related to Terminated Transaction With
                  Western Resources, Inc. (the "Transaction")

                               PLACE OF
                           INCORPORATION OR                 ADDITIONAL INFORMATION
       NAME                  ORGANIZATION                        (IF NEEDED)
       ----                ----------------                 ----------------------
HVOLT Enterprises,              Delaware              Shell subsidiary of Avistar formed with
Inc. (HVOLT)                                          equity capital of $1000 to facilitate the
                                                      Transaction between PNM Resources
                                                      and Western Resources, Inc.

HVNM, Inc.                     New Mexico             Shell subsidiary of HVOLT formed
(HVNM)                                                with equity capital of $1000 to facilitate
                                                      the Transaction.

HVK, Inc.                      Kansas                 Shell subsidiary of HVOLT formed
(HVK)                                                 with equity capital of $1000 to facilitate
                                                      the Transaction.

                       Miscellaneous Inactive Subsidiaries

                               PLACE OF
                           INCORPORATION OR                 ADDITIONAL INFORMATION
       NAME                  ORGANIZATION                        (IF NEEDED)
       ----                ----------------                 ----------------------
AMDAX.com                      Nevada                 25% owned by Avistar.

Gas Company of New             New Mexico             Subsidiary of Sunbelt to preserve the
Mexico                                                name "Gas Company of New Mexico."

Reliadigm, Inc.                New Mexico             Shell subsidiary of Avistar formed with
                                                      equity capital of $1000 to preserve the
                                                      name "Reliadigm, Inc."

Paragon Resources,             New Mexico             Wholly owned utility related subsidiary
Inc.                                                  of PNM Resources; formerly provided
                                                      services to the PNM electric and gas
                                                      services operations.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          PNM Resources does not own directly any utility properties or perform any utility operations. As described above, PNM Resources has acquired the beneficial ownership in a trust which holds 60% of the EIP transmission line. PNM Resources' operating subsidiary is PNM and is described in detail below.

          PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque, Santa Fe, Rio Rancho, Las Vegas, Belen and Bernalillo. PNM also provides retail electric service to Deming in southwestern New Mexico and to Clayton in northeastern New Mexico. As of December 31, 2002, PNM served approximately 388,000 retail electric customers, the largest of which accounted for approximately 4.7% of PNM's total retail electric revenues for the year ended December 31, 2002.

          PNM owns or leases and operates facilities for the generation and transmission of electric energy. PNM's transmission facilities consist primarily of 345 kV, 230 kV and 115 kV transmission lines extending through much of the State of New Mexico. PNM also owns partial interests in certain 500 kV and 345 kV transmission lines in the State of Arizona. PNM owns or leases interests in electric generation plants representing a total PNM net generation capacity of 1,736 MW. The facilities comprising such interests in generation include: a nuclear plant, Palo Verde Nuclear Generating Station, located in Arizona; two coal-fired plants, San Juan Generating Station and Four Corners Power Plant, located in northwest New Mexico; two gas/oil-fired plants, Las Vegas, located in Las Vegas, New Mexico, and Reeves, located in Albuquerque, New Mexico; and two gas-fired peaking plants, Lordsburg Generating Station, in Lordsburg, New Mexico and Afton Generating Station, located adjacent to the Afton Compression Station of El Paso Natural Gas Company, about 12.5 miles southwest of Las Cruces, New Mexico. The two gas-fired peaking plants were added in 2002 and began commercial operation on June 14 and November 27, respectively. PNM also has approximately 132 MW of additional unit contingent peaking capacity through a 20-year power purchase agreement with Delta-Person Limited Partnership, owner of a gas turbine generating unit near Albuquerque, New Mexico. This brings PNM's total net generating capacity, consisting of both internal and external contracted capacity, to 1,868 MW.

          In addition to generation capacity, PNM purchases power in the wholesale market. PNM has two power purchase agreements with Southwestern Public Service Company: a long-term power purchase agreement (which expires in May, 2011) under which PNM presently receives 150 MW of interruptible power, and an intermediate-term agreement (through December 2005) under which PNM receives 72 MW of firm power. PNM also has a long-term power purchase agreement (through June 2010) with Tri-State Generation and Transmission Association, Inc., under which PNM receives 50 MW of firm power. Additionally, PNM has 70 MW of contingent capacity it obtains from El Paso Electric Company ("EPE") under a transmission-capacity-for-generation-capacity trade arrangement that runs through September 2004. Beginning in October 2004 and continuing through June 2005, the contingent capacity amount under the EPE trade arrangement will be reduced to 39 MW.

          As of December 31, 2002, PNM owned, jointly owned or leased approximately 2897 circuit miles of electric transmission lines, located in New Mexico and Arizona. Included in this total is approximately 165 miles of 500 kV transmission lines associated with PNM's interest in Palo Verde. PNM also owns approximately 4284 miles of overhead distribution lines, 3969 miles of underground distribution lines, and 247 energized and de-energized transformers within switching stations and substations, all located in New Mexico.

          PNM, distributing natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe, served approximately 450,000 natural gas customers as of December 31, 2002. The Albuquerque metropolitan area accounts for approximately 50% of the total sales-service customers. PNM obtains its supply of natural gas primarily from sources within New Mexico pursuant to contracts with producers and marketers. These contracts are generally sufficient to meet PNM's peak-day demand. PNM provides distribution service within certain cities that depend on El Paso Natural Gas Company or Transwestern Pipeline Company for transportation of the gas supplies. Because these cities are not directly connected to PNM transmission facilities, gas transported by these companies is the sole supply source for those cities.

          PNM's natural gas properties, as of December 31, 2002, consisted primarily of natural gas storage, transmission and distribution systems. Provisions for storage made by PNM include ownership and operation of an underground storage facility located near Albuquerque, New Mexico. The transmission systems consisted of approximately 1,600 miles of pipe with appurtenant compression facilities. The distribution systems consisted of approximately 11,400 miles of pipe.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                                 Units Sold
                                                 ----------
                     Electric Energy             9,450,154,594 kWh (Wholesale)
                                                 7,706,506 (Retail)
                     Natural or
                     Manufactured Gas            90,039,700 Mcf

          b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                                 Units Sold
                                                 ----------
                     Electric Energy              0 kWh
                     Natural or
                     Manufactured Gas             0 Mcf

          c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                 Units Sold
                                                 ----------
                     Electric Energy             6,523,786,000 kWh
                                                 (Wholesale only)
                     Natural or
                     Manufactured Gas             0 Mcf

          d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                                                 Units Purchased
                                                 ---------------
                     Electric Energy             4,150,900,000 kWh
                                                 (Wholesale only)

                     Natural or
                     Manufactured Gas            11,953,040 Mcf

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    N/A. The claimant holds no interest, directly or indirectly, in an EWG or a foreign utility company.

          b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                    N/A

          c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                    N/A

          d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    N/A

          e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    N/A

                                    EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                         PNM RESOURCES AND SUBSIDIARIES
                 CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS
                          YEAR ENDED DECEMBER 31, 2002

                                                        PNM             PNM                            SUNBELT        PARAGON
                                                      RESOURCES     CONSOLIDATED       AVISTAR          MINING        RESOURCES
                                                     -----------     -----------     -----------     -----------     -----------
                                                                                (In thousands)
OPERATING REVENUES:
  Electric ......................................    $        --     $   895,474     $        --     $        --     $        --
  Gas ...........................................             --         272,118              --              --              --
  Non-Utility ...................................            161              --           1,243              --              --
                                                     -----------     -----------     -----------     -----------     -----------
     Total operating revenues ...................            161       1,167,592           1,243              --              --
                                                     -----------     -----------     -----------     -----------     -----------

OPERATING EXPENSES:
  Cost of energy sold ...........................             --         549,242             811              --              --
  Administrative and general ....................         76,071         140,501           2,455              --              --
  Energy production costs .......................             --         149,528              --              --              --
  Depreciation and amortization .................            715         101,689               5              --              --
  Transmission and distribution costs ...........             --          63,869              --              --              --
  Taxes, other than income taxes ................          2,758          31,333             152              --              --
  Income taxes ..................................        (31,205)         22,775            (863)             --              --
                                                     -----------     -----------     -----------     -----------     -----------
     Total operating expenses ...................         48,339       1,058,937           2,560              --              --
                                                     -----------     -----------     -----------     -----------     -----------
     Operating income (Loss) ....................        (48,178)        108,655          (1,317)             --              --
                                                     -----------     -----------     -----------     -----------     -----------

OTHER INCOME AND DEDUCTIONS:
  Equity in earnings from subsidiaries ..........         61,041              --              --              --              --
  Other .........................................         83,454          25,387              42               2               2
  Income tax expense ............................        (32,135)        (10,096)            (17)             (1)             (1)
                                                     -----------     -----------     -----------     -----------     -----------
     Net other income and deductions ............        112,360          15,291              25               1               1
                                                     -----------     -----------     -----------     -----------     -----------
     Income loss before interest charges ........         64,182         123,946          (1,292)              1               1
                                                     -----------     -----------     -----------     -----------     -----------

INTEREST CHARGES:
  Interest on long-term debt ....................             --          56,409              --              --              --
  Other interest charges ........................            (90)          5,321               1              --              --
                                                     -----------     -----------     -----------     -----------     -----------
     Net interest charges .......................            (90)         61,730               1              --              --
                                                     -----------     -----------     -----------     -----------     -----------

NET EARNINGS (LOSS) .............................         64,272          62,216          (1,292)              1               1
     Preferred stock dividend requirements ......             --             586              --              --              --
                                                     -----------     -----------     -----------     -----------     -----------

      Net Earnings (Loss) Applicable
         to Common Stock ........................         64,272          61,630          (1,292)              1               1
      Retained earnings at beginning of year ....             --         288,388         (19,501)        (18,300)         (1,528)
      Common stock dividends ....................        (34,423)             --              --              --              --
      Dividends to parent .......................             --         (93,861)             --              --              --
                                                     -----------     -----------     -----------     -----------     -----------
RETAINED EARNINGS AT END OF YEAR ................    $    29,849     $   256,157     $   (20,793)    $   (18,299)    $    (1,527)
                                                     ===========     ===========     ===========     ===========     ===========

                         PNM RESOURCES AND SUBSIDIARIES
           CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2002

                                                     SUNTERRA GAS    SUNTERRA GAS                   PNM RESOURCES
                                                      GATHERING       PROCESSING    ELIMINATIONS    CONSOLIDATED
                                                     ------------    ------------   ------------    -------------
                                                                          (In thousands)
OPERATING REVENUES:
  Electric ......................................    $        --     $        --    $        --     $   895,474
  Gas ...........................................             --              --             --         272,118
  Non-Utility ...................................             --              --             --           1,404
                                                     -----------     -----------    -----------     -----------
     Total operating revenues ...................             --              --             --       1,168,996
                                                     -----------     -----------    -----------     -----------

OPERATING EXPENSES:
  Cost of energy sold ...........................             --              --             --         550,053
  Administrative and general ....................             --              --        (72,794)        146,233
  Energy production costs .......................             --              --             --         149,528
  Depreciation and amortization .................             --              --             --         102,409
  Transmission and distribution costs ...........             --              --             --          63,869
  Taxes, other than income taxes ................             --              --             --          34,243
  Income taxes ..................................             --              --         30,180          20,887
                                                     -----------     -----------    -----------     -----------
     Total operating expenses ...................             --              --        (42,614)      1,067,222
                                                     -----------     -----------    -----------     -----------
     Operating income ...........................             --              --         42,614         101,774
                                                     -----------     -----------    -----------     -----------

OTHER INCOME AND DEDUCTIONS:
  Equity in earnings from subsidiaries ..........             --              --        (61,041)             --
  Other .........................................            190              --        (73,022)         36,055
  Income tax expense ............................            (75)             --         30,180         (12,145)
                                                     -----------     -----------    -----------     -----------
     Net other income and deductions ............            115              --        (42,842)         23,910
                                                     -----------     -----------    -----------     -----------
     Income before interest charges .............            115              --           (228)        125,684
                                                     -----------     -----------    -----------     -----------

INTEREST CHARGES:
  Interest on long-term debt ....................             --              --             --          56,409
  Other interest charges ........................             --              --           (228)          5,003
                                                     -----------     -----------    -----------     -----------
     Net interest charges .......................             --              --           (228)         61,412
                                                     -----------     -----------    -----------     -----------

NET EARNINGS ....................................            115              --        (61,041)         64,272
     Preferred stock dividend requirements ......             --              --             --             586
                                                     -----------     -----------    -----------     -----------

      Net Earnings Applicable
         to Common Stock ........................            115              --        (61,041)         63,686
      Retained earnings at beginning of year ....          1,808           1,086        165,435         415,388
      Common stock dividends ....................             --              --             --         (34,423)
      Dividends to parent .......................             --              --         93,861              --
                                                     -----------     -----------    -----------     -----------
RETAINED EARNINGS AT END OF YEAR ................    $     1,923     $     1,086    $   196,255     $   444,651
                                                     ===========     ===========    ===========     ===========

                         PNM RESOURCES AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                     ASSETS
                             AS OF DECEMBER 31, 2002

                                                       PNM             PNM                          SUNBELT       PARAGON
                                                    RESOURCES      CONSOLIDATED     AVISTAR          MINING       RESOURCES
                                                   -----------     ------------   -----------     -----------    -----------
                                                                              (In thousands)
UTILITY PLANT, AT ORIGINAL COST EXCEPT
PVNGS:
  Electric plant in service ....................    $       625     $ 2,301,048    $        --     $        --    $        --
  Gas plant in service .........................             --         615,907             --              --             --
  Common plant in service and plant
     held for future use .......................         61,850          18,137             --              --             --
                                                    -----------     -----------    -----------     -----------    -----------
                                                         62,475       2,935,092             --              --             --
  Less accumulated depreciation and
     amortization ..............................          4,089       1,326,286             --              --             --
                                                    -----------     -----------    -----------     -----------    -----------
  Construction work in progress ................         13,813         159,435             --              --             --
  Nuclear fuel, net of accumulated
     amortization of $16,568 ...................             --          26,832             --              --             --
                                                    -----------     -----------    -----------     -----------    -----------

     Net utility plant .........................         72,199       1,795,073             --              --             --
                                                    -----------     -----------    -----------     -----------    -----------

OTHER PROPERTY AND INVESTMENTS:
  Investment in Subsidiaries ...................        864,737              --             --              --
  Other investments ............................         12,106         428,823          1,777              --             --
  Non-utility property, net of accumulated
     depreciation of $1,750 ....................            494             966             --              --             68
                                                    -----------     -----------    -----------     -----------    -----------

     Total other property and investments ......        877,337         429,789          1,777              --             68
                                                    -----------     -----------    -----------     -----------    -----------

CURRENT ASSETS:
  Cash and cash equivalents ....................           (265)          3,094            220             318            317
  Accounts receivable, net of allowance for
     uncollectible accounts of $15,575 .........             --          76,850             --              --             --
  Unbilled revenues ............................             --          49,078             --              --             --
  Intercompany .................................         44,236          19,238           (567)            704            (11)
  Other receivables ............................            222          46,853             24              21              2
  Inventories ..................................              2          37,227             --              --             --
  Regulatory assets ............................             --          24,027             --              --             --
  Short-term investments .......................         79,630              --             --              --             --
  Other current assets .........................          9,867          22,872             13              --             --
                                                    -----------     -----------    -----------     -----------    -----------

     Total current assets ......................        133,692         279,239           (310)          1,043            308
                                                    -----------     -----------    -----------     -----------    -----------

DEFERRED CHARGES:
  Regulatory assets ............................             --         196,242             --              --             --
  Prepaid pension cost .........................             --          39,665             --              --             --
  Other deferred charges .......................             13         129,083              7              --            (18)
                                                    -----------     -----------    -----------     -----------    -----------

     Total deferred charges ....................             13         364,990              7              --            (18)
                                                    -----------     -----------    -----------     -----------    -----------
                                                    $ 1,083,241     $ 2,869,091    $     1,474     $     1,043    $       358
                                                    ===========     ===========    ===========     ===========    ===========

                         PNM RESOURCES AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               ASSETS (CONTINUED)
                             AS OF DECEMBER 31, 2002

                                                    SUNTERRA GAS   SUNTERRA GAS                    PNM RESOURCES
                                                     GATHERING      PROCESSING     ELIMINATIONS    CONSOLIDATED
                                                    ------------   ------------    ------------    -------------
                                                                           (In thousands)
UTILITY PLANT, AT ORIGINAL COST EXCEPT
PVNGS:
  Electric plant in service ....................    $        --    $        --     $        --     $ 2,301,673
  Gas plant in service .........................             --             --              --         615,907
  Common plant in service and plant
     held for future use .......................             --             --              --          79,987
                                                    -----------    -----------     -----------     -----------
                                                             --             --              --       2,997,567
  Less accumulated depreciation and
     amortization ..............................             --             --              --       1,330,375
                                                    -----------    -----------     -----------     -----------
                                                             --             --              --       1,667,192
  Construction work in progress ................             --             --              --         173,248
  Nuclear fuel, net of accumulated
     amortization of $16,568 ...................             --             --              --          26,832
                                                    -----------    -----------     -----------     -----------

     Net utility plant .........................             --             --              --       1,867,272
                                                    -----------    -----------     -----------     -----------

OTHER PROPERTY AND INVESTMENTS:
  Investment in Subsidiaries ...................             --             --        (864,737)             --
  Other investments ............................             --             --              --         442,706
  Non-utility property, net of accumulated
     depreciation of $1,750 ....................             --             --              --           1,528
                                                    -----------    -----------     -----------     -----------

     Total other property and investments ......             --             --        (864,737)        444,234
                                                    -----------    -----------     -----------     -----------

CURRENT ASSETS:
  Cash and cash equivalents ....................              8             10              --           3,702
  Accounts receivable, net of allowance for
     uncollectible accounts of $15,575 .........             --             --              --          76,850
  Unbilled revenues ............................             --             --              --          49,078
  Intercompany .................................          9,426            190         (73,216)             --
  Other receivables ............................             --             --              --          47,122
  Inventories ..................................             --             --              --          37,229
  Regulatory assets ............................             --             --              --          24,027
  Short-term investments .......................             --             --              --          79,630
  Other current assets .........................             --             --              --          32,752
                                                    -----------    -----------     -----------     -----------

     Total current assets ......................          9,434            200         (73,216)        350,390
                                                    -----------    -----------     -----------     -----------

DEFERRED CHARGES:
  Regulatory assets ............................             --             --              --         196,242
  Prepaid pension cost .........................             --             --              --          39,665
  Other deferred charges .......................             --             --              --         129,103
                                                    -----------    -----------     -----------     -----------

     Total deferred charges ....................             --             --              --         365,010
                                                    -----------    -----------     -----------     -----------
                                                    $     9,434    $       200     $  (937,935)    $ 3,026,906
                                                    ===========    ===========     ===========     ===========

                         PNM RESOURCES AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                         CAPITALIZATION AND LIABILITIES
                             AS OF DECEMBER 31, 2002

                                                           PNM             PNM                           SUNBELT         PARAGON
                                                        RESOURCES      CONSOLIDATED      AVISTAR          MINING        RESOURCES
                                                       -----------     ------------    -----------     -----------     -----------
                                                                                          (In thousands)
CAPITALIZATION: (NOTE 3)
  Common stock equity:
    Common stock outstanding - 39,118 shares ......    $ 1,010,510     $   195,589     $        --     $        --     $        --
    Additional paid-in capital ....................             --         430,043          22,001          18,527           1,816
    Accumulated other comprehensive income,
     net of tax ...................................           (591)        (94,130)             --              --              --
    Retained earnings .............................         29,849         256,157         (20,793)        (18,299)         (1,527)
                                                       -----------     -----------     -----------     -----------     -----------

       Total common stock equity ..................      1,039,768         787,659           1,208             228             289
  Minority interest ...............................             --          11,760              --              --              --
  Cumulative preferred stock without
     mandatory redemption requirements ............             --          12,800              --              --              --
  Long-term debt, less current maturities .........         26,152         953,940              --              --              --
                                                       -----------     -----------     -----------     -----------     -----------

       Total capitalization .......................      1,065,920       1,766,159           1,208             228             289
                                                       -----------     -----------     -----------     -----------     -----------

CURRENT LIABILITIES:
  Short-term debt .................................         (4,500)        150,000              --              --              --
  Accounts payable ................................          2,315          95,714              24              --              --
  Intercompany accounts payable ...................             83          77,547              --              --              --
  Accrued interest and taxes ......................          9,446          36,450            (590)            815              69
  Other current liabilities .......................         11,191          87,701             126              --              --
                                                       -----------     -----------     -----------     -----------     -----------

       Total current liabilities ..................         18,535         447,412            (440)            815              69
                                                       -----------     -----------     -----------     -----------     -----------

DEFERRED CREDITS:
  Accumulated deferred income taxes ...............         (2,950)        128,383             144              --              18
  Accumulated deferred investment
     tax credits ..................................             --          41,583              --              --              --
  Regulatory liabilities ..........................             --          52,019              --              --              --
  Regulatory liabilities related to accumulated
     deferred income tax ..........................             --          14,137              --              --              --
  Accrued postretirement benefits cost ............             --          17,335              --              --              --
  Other deferred credits ..........................             --         402,063             562              --              --
                                                       -----------     -----------     -----------     -----------     -----------

       Total deferred credits .....................          1,736         655,520             706              --              --
                                                       -----------     -----------     -----------     -----------     -----------

Commitments and Contingencies .....................         (1,214)             --              --              --              --
                                                       -----------     -----------     -----------     -----------     -----------
                                                       $ 1,083,241     $ 2,869,091     $     1,474     $     1,043     $       358
                                                       ===========     ===========     ===========     ===========     ===========

                         PNM RESOURCES AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                   CAPITALIZATION AND LIABILITIES (CONTINUED)
                             AS OF DECEMBER 31, 2002

                                                        SUNTERRA GAS   SUNTERRA GAS                    PNM RESOURCES
                                                         GATHERING      PROCESSING     ELIMINATIONS    CONSOLIDATED
                                                        ------------   -----------     ------------    -------------
                                                                             (In thousands)
CAPITALIZATION:
  Common stock equity:
    Common stock outstanding - 39,118 ..............    $        --    $        --     $  (581,980)    $   624,119
    Additional paid-in capital .....................          7,511           (886)       (479,012)             --
    Accumulated other comprehensive income,
     net of tax ....................................             --             --              --         (94,721)
    Retained earnings ..............................          1,923          1,086         196,255         444,651
                                                        -----------    -----------     -----------     -----------

       Total common stock equity ...................          9,434            200        (864,737)        974,049
  Minority interest ................................             --             --              --          11,760
  Cumulative preferred stock without
     mandatory redemption requirements .............             --             --              --          12,800
  Long-term debt, less current maturities ..........             --             --              --         980,092
                                                        -----------    -----------     -----------     -----------

       Total capitalization ........................          9,434            200        (864,737)      1,978,701
                                                        -----------    -----------     -----------     -----------

CURRENT LIABILITIES:
  Short-term debt ..................................             --             --           4,500         150,000
  Accounts payable .................................             --             --             (86)         97,967
  Intercompany accounts payable ....................             --             --         (77,630)             --
  Accrued interest and taxes .......................             --             --              --          46,190
  Other current liabilities ........................             --             --              --          99,018
                                                        -----------    -----------     -----------     -----------

       Total current liabilities ...................             --             --         (73,216)        393,175
                                                        -----------    -----------     -----------     -----------

DEFERRED CREDITS:
  Accumulated deferred income taxes ................             --             --              18         125,595
  Accumulated deferred investment
     tax credits ...................................             --             --              --          41,583
  Regulatory liabilities ...........................             --             --              --          52,019
  Regulatory liabilities related to accumulated
     deferred income tax ...........................             --             --              --          14,137
  Accrued postretirement benefits cost .............             --             --              --          17,335
  Other deferred credits ...........................             --             --              --         404,361
                                                        -----------    -----------     -----------     -----------

       Total deferred charges ......................             --             --              18          655,03
                                                        -----------    -----------     -----------     -----------

Commitments and Contingencies ......................             --             --              --              --
                                                        -----------    -----------     -----------     -----------
                                                        $     9,434    $       200     $  (937,935)    $ 3,026,906
                                                        ===========    ===========     ===========     ===========

                                    EXHIBIT B

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          N/A

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

                                                PNM RESOURCES, INC.


                                                By: /s/ Terry R. Horn
                                                    -------------------
                                                    Terry R. Horn
                                                    Vice President and
                                                    Treasurer



CORPORATE SEAL
Attest:


/s/ Jim Acosta
--------------------------------------------
Jim Acosta, Assistant Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


T. R. Horn, Vice President and Treasurer
--------------------------------------------
     (Name)               (Title)


PNM, Alvarado Square, Albuquerque, NM  87158
--------------------------------------------
               (Address)